Exhibit 99.1

Sportradar Outlines Growth Strategy and Financial Outlook at Investor Day

Provides financial targets including expectation to grow revenue at a 15% CAGR through 2027, while expanding Adjusted EBITDA margin and Free cash flow conversion by 700 basis points

ST GALLEN, Switzerland, April 1, 2025 - Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), the leading global sports technology company, will today host an Investor Day to present the Company’s growth strategy and financial outlook.

Chief Executive Officer, Carsten Koerl, Chief Financial Officer, Craig Felenstein, and other members of the Sportradar leadership team will provide an in-depth look into the Company’s priorities and growth opportunities. The event will also feature a fire-side chat with Adam Silver, NBA Commissioner and Gary Bettman, NHL Commissioner, as well as presentations from Jason Robins, Co-Founder and CEO of DraftKings and George Daskalakis, Co-Founder and CEO of Kaizen Gaming, owner of the Betano sportsbook brand.

Speakers will highlight Sportradar’s competitive advantages and the key elements of its growth strategy, which will enable it to continue driving significant value for partners, clients and shareholders, including:

•	At an inflection point for multi-year value creation. With industry leading scale, unmatched competitive advantages, and major sports rights secured for the long-term, the Company is at an inflection point to drive sustainable revenue growth while significantly expanding margins and cash generation.
•	Mission-critical leadership. The Company has an unrivaled position at the center of the sports ecosystem serving over 2,100 clients and partners worldwide. Its unmatched depth, breadth and scale in content rich data, diverse product portfolio and expansive distribution network create high barriers to entry.
•	Large and growing core sports betting opportunity. With a global addressable sports betting market expected to grow at a double-digit CAGR over the next four years, the Company is benefitting from strong market tailwinds and the convergence of the sports, betting and media industries.
•	A track record of product innovation to drive take rate. The Company is well-positioned to outpace industry growth and capture a growing share of in-play betting thanks to a market-leading product portfolio designed to deeply engage sports fans, combined with a commercial strategy focused on addressing clients’ evolving needs.
•	Opportunities from adjacent markets. The Company will continue to look at opportunities in adjacent markets, including leveraging its existing 360-degree marketing services capabilities in the adjacent online casino market, opening up a potential $2 billion serviceable addressable market (SAM).
•	Leverage technology and AI to drive efficiency and innovation. A robust tech stack and deep AI capabilities enable the Company to improve efficiencies, accelerate innovation and provide an opportunity to lower growth barriers for partners and clients in the sports ecosystem.

Sportradar expects to deliver exceptional financial performance over the next three years translating to the following 2027 targets:

•	Revenue of at least €1.7 billion, representing a 15% CAGR.
•	Adjusted EBITDA[1] of at least €455 million, representing a 27% CAGR.
•	Adjusted EBITDA[1] margin expansion of 700 basis points.
•	Free cash flow[1] of approximately €275 million, increasing free cash flow conversion[1] to at least 60% by 2027.

1 Non-IFRS measure; see the section below captioned “Non-IFRS Financial Measures” for more details.

Carsten Koerl, Sportradar Chief Executive Officer, said: “We look forward to sharing our vision and strategy for driving sustainable, long-term growth at our Investor Day. As the market leader in sports technology, Sportradar is uniquely positioned at the center of the sports ecosystem. With our leading scale, unparalleled global distribution network and history of innovation we are confident in our ability to continue our strong momentum and deliver tremendous value for our clients, partners and shareholders.”

The full agenda and a live stream of the presentations, beginning at 9 am EST, can be found on the Sportradar Investor Relations website and dedicated Investor Day website. A replay will be available after the event concludes.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, CONMEBOL and the Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

Non-IFRS Financial Measures

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow, and Free cash flow conversion. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

▪	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes-Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

▪	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period or Adjusted EBITDA margin to profit (loss) for the period as a percentage of revenue (in each case the most directly comparable IFRS financial measure), on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

▪	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.
▪	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit for the period from continuing operations (in each case the most directly comparable IFRS financial measure), on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other non-recurring or unusual items. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this presentation may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including targets for 2027 performance. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the IMG ARENA acquisition) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com